April 9, 2008

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Evan S. Jacobson

Re:	Citrix Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 27, 2008

File No. 000-27084

Ladies and Gentlemen:

This letter is submitted on behalf of Citrix Systems, Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Mark B. Templeton dated March 31, 2008 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 3

1.	We note your disclosure in Note 12 to your financial statements that you had net revenue attributable to an individual distributor, Distributor A, in excess of 10% of net sales. You do not appear to have disclosed the identity of Distributor A, or discussed your relationship with this distributor. Please include this disclosure in the Business section of your future filings, and wherever else appropriate. See Item 101(c)(1)(vii) of Regulation S-K.

Response 1:

We note the Staff’s comment and will comply with its request in applicable future filings with Securities and Exchange Commission (the “SEC”).

2.	In future filings, please expand your discussion of the competitive conditions affecting your business. For instance, you identify price as one of the principal methods of competition, but do not discuss positive and negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

April 9, 2008

Response 2:

We note the Staff’s comment and will comply with its request in applicable future filings with the SEC to the extent that such factors exist and to the extent they are known or reasonably available to us.

3.	We note your disclosure on page 18 that you rely on a number of third-party suppliers who provide hardware or hardware components, many of which are sole-source suppliers, and that you typically do not have long-term agreements with these suppliers. Please discuss the material terms of your relationships with these parties in the Business section of your future filings.

Response 3:

We note the Staff’s comment, and supplementally advise the Staff that our use of single-source suppliers has declined, and is expected to continue to decline, over time. We will include the requested disclosure in our future filings with the SEC to the extent applicable. If such disclosure is not applicable, we will revise our risk factors accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

4.	In future filings, revise your MD&A overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing how you plan to face the challenges of competition, the concentration of your product sales in one product line, and the expansion of your international sales and operations.

Response 4:

We note the Staff’s comment and will comply with its request in applicable future filings with the SEC.

Division of Corporation Finance

Securities and Exchange Commission

April 9, 2008

As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (954) 267-3000.

Sincerely,

/s/ David J. Henshall
David J. Henshall
Senior Vice President and Chief Financial Officer

cc:	Mark B. Templeton, Chief Executive Officer, Citrix Systems, Inc.

Stuart M. Cable, Goodwin Procter LLP